

Mail Stop 7010

February 25, 2009

By U.S. Mail and Facsimile

Mr. Gary Li
Chief Financial Officer
Sancon Resources Recovery, Inc.
7-9 Graham Road
Clayton South 3169 Vic AUSTRALIA

> **Re:** **Sancon Resources Recovery, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
> **Form 10-Q/A for the Fiscal Quarter Ended June 30, 2008**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2008**
> **File No. 000-50760**

Dear Mr. Li:

We have reviewed your response letter dated January 23, 2009 and have the following additional comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing this information, we may or may not raise additional comments.

General

1.   Please furnish your response letter, dated January 23, 2009, on EDGAR as a correspondence file.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Financial Statements, page F-1

Note 3 – Business Acquisition, page F-8

2.   We note your response to prior comment 3; however, it remains unclear to us how you determined the appropriate accounting for the acquisition of Sancon Resources Recovery (Shanghai) Co., Ltd. Based on your disclosures on pages 15-16, it appears to us that Mr. Jack Chen owns approximately 23% of the company. Since Mr. Chen owns less than 50% of the company, it remains unclear to us how you determined that the company and the acquired entity were under common control. Please advise.

3.   We appreciate your response to prior comment 4; however, it does appear to us that you filed an amendment to your Form 8-K, to provide historical financial statements of Sancon Resource Recovery (Shanghai) Co., Ltd and related pro forma financial statements. In this regard, please amend your Form 8-K to provide the appropriate historical and pro forma financial statements or demonstrate to us that no additional financial statements are required.

Note 4 – Summary of Significant Accounting Policies, page F-9

(F) Revenue Recognition, page F-10

4.   We note your response to prior comment 5; however, it remains unclear to us how the activities of both material recycling and material trade relate to your revenue recognition policy. In this regard, please provide us, and revise future filings to provide, a detailed discussion of your material recycling and material trade operations and when and how you recognize revenue for each activity.

Note 7 – Related Party Transactions, page F-15

5.   We note your response to prior comment 7; please confirm to us and disclose in future filings that offsetting amounts due to and due from Mr. Chen are appropriate and comply with FASB Interpretation No. 39.

Form 10-Q for the Fiscal Quarter Ended September 30, 2008

Item 3. Controls and Procedures, page 20

6.   We note your responses to prior comments 11 and 12; however, it appears to us that you may be confusing the terms "disclosure controls and procedures" and "internal control over financial reporting" in your responses. We remind you that in the future you will be required to have an audit performed on your internal controls over financial reporting, not your disclosure controls and procedures. We also remind you to disclose in your 2008 Form 10-K when and how the material weaknesses you identified at December 31, 2007 were remediated.

7.   In your response to prior comment 12 you indicated that your disclosure controls and procedures were ineffective, as defined, for each of the fiscal quarters ended March 31, 2008, June 30, 2008 and September 30, 2008; however, you stated in your previously filed Form 10-Q's that your disclosure controls and procedures were effective for the aforementioned periods. While we understand that you have changed your conclusion with respect to the fiscal quarter ended June 30, 2008, due to the restatement, we are unclear as to your conclusions regarding your disclosure controls and procedures for the other two interim periods. Please tell us whether your disclosure controls and procedures are effective or

ineffective, as defined, for the each of the fiscal quarters ended March 31, 2008, and September 30, 2008 and if necessary, amend your previously filed reports.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, Anne McConnell, Senior Staff Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief